Exhibit 8.1

List of Significant Subsidiaries and VIE of the Registrant

Subsidiaries	Place of Incorporation
Dada Group (HK) Limited	Hong Kong
Alpha Lake Limited	British Virgin Islands
Shanghai Xianshi Express Delivery E-Commerce Co., Ltd.	Chinese Mainland
Shanghai JD Daojia Yuanxin Information Technology Co., Ltd.	Chinese Mainland
Dada Glory Network Technology (Shanghai) Co., Ltd.	Chinese Mainland
Beijing Daguan Information Technology Co., Ltd.	Chinese Mainland
Shanghai Daxiang Information Technology Co., Ltd.	Chinese Mainland
Shanghai Kouxun Logistics Co., Ltd.	Chinese Mainland

Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Qusheng Internet Technology Co., Ltd.	Chinese Mainland

Subsidiaries of Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Yiqing Dada E-Commerce Co., Ltd.	Chinese Mainland
Shanghai Darong Express Delivery Co., Ltd.	Chinese Mainland
Shanghai JD Daojia Youheng E-Commerce Information Technology Co., Ltd.	Chinese Mainland